Exhibit 99.1

Date: 2 May 2007

Coal & Allied announces production cutback

Coal & Allied has announced production cutbacks at its three Hunter Valley sites.

It follows advice the company’s port and rail allocations will be reduced for the remainder of 2007.

Coal & Allied Managing Director Douglas Ritchie said the cutbacks were unavoidable given the reduction in allocation levels.

“We need to reduce our total production this year by approximately 20 per cent to adapt to these revised allocation levels,” Mr Ritchie said.

“The changes are being implemented to bring our production levels into line with the reduced allocation of port and rail capacity made available to all users.

“The current system of allocation and planning is clearly untenable.

“We are working with other parties involved in the coal logistics chain to develop a long term strategy to provide a more stable basis for industry to operate in.”

Mr Ritchie said the production cuts will mean the loss of the equivalent of 250 contractor positions at Bengalla, Mount Thorley Warkworth and Hunter Valley Operations.

Coal & Allied will continue to maintain its skills base to ensure it operates its mines safely and efficiently.

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